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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                        Investment Technology Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                    46145F105
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                                 (CUSIP Number)

                                 Frank E. Baxter
                              Jefferies Group, Inc.
                          11100 Santa Monica Boulevard
                                   11th Floor
                              Los Angeles, CA 90025
                                 (310) 445-1199
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 27, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
 .

            NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   Page 1 of 6




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                                  SCHEDULE 13D

CUSIP No. 46145F105                              Page    2    of    6    Pages
          ---------                                   -------    -------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Frank E. Baxter
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A) [ ]
                                                              (B) [ ]
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3     SEC USE ONLY

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4    SOURCE OF FUNDS*
                  OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or (e)                                                  [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

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                           7   SOLE VOTING POWER
                               1,569,439
   NUMBER OF
     SHARES                ----------------------------------------------------
  BENEFICIALLY             8   SHARED VOTING POWER
    OWNED BY                   - 0 -
       EACH                ----------------------------------------------------
    REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON                    1,534,539
      WITH                 ----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                    34,900

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,569,439
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.1%
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14  TYPE OF REPORTING PERSON*
                  IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                                              Page 3 of 6 Pages


                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

===============================================================================


The information furnished in response to each Item of Schedule 13D is incorporated by reference in each other Item of this Schedule.

Item 1.  Security and Issuer.
-------  --------------------

                  The title of the class of equity securities to which this statement relates is:

                  Common Stock, $.01 par value per share

                  The name of the issuer of such securities and the address of its principal executive office are:

                  Investment Technology Group, Inc. ("New ITG")
                  380 Madison Avenue
                  New York, NY  10017

                  New ITG is incorporated under the laws of the State of Delaware.

Item 2.  Identity and Background.
-------  ------------------------

                  Name and business address of the person filing this statement:

                  Frank E. Baxter
                  Jefferies Group, Inc.
                  11100 Santa Monica Boulevard
                  Los Angeles, CA  90025




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                                                              Page 4 of 6 Pages


                  The Reporting Person is the Chairman of the Board and Chief Executive Officer of Jefferies Group, Inc. ("New Group"), a publicly held company (trading symbol "JEF") engaged in investment banking, securities brokerage and trading, and other financial services.

                  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

                  The Reporting Person paid no consideration to acquire the Common Stock of New ITG in connection with the Spin-Off and Merger (as described below).

Item 4.  Purpose of Transaction.
-------  -----------------------

                  On April 27, 1999, Jefferies Group, Inc., a Delaware corporation ("Old Group"), completed the tax-free distribution of 100% of the shares of New Group to the shareholders of Old Group (the "Spin-Off"). Prior to the Spin-Off, Old Group had transferred to New Group all of the assets of Old Group, including the brokerage and investment banking businesses conducted by Old Group's subsidiaries other than Investment Technology Group, Inc. ("Old ITG"), except for the capital stock of Old ITG. At that time, Old Group owned more than 80% of the capital stock of Old ITG, with a substantial portion of the remaining shares of Old ITG being held by the public. Immediately after completion of the Spin-Off, Old ITG merged with and into Old Group (the "Merger"), with Old Group thereupon changing its name to Investment Technology Group, Inc. The Spin-Off and Merger effectively resulted in the complete separation of the New Group business and the ITG business.

                  The Reporting Person was the beneficial owner of approximately 6.7% of the outstanding Common Stock of Old Group immediately prior to the Spin-Off and Merger. In the Merger, his beneficial ownership of those shares continued, now representing beneficial ownership of shares of New ITG.



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                                                             Page 5 of 6 Pages


                  The Reporting Person was a director of Old ITG and continues to be a director of New ITG.

                  The Reporting Person is holding his shares of New ITG for investment, and has no plans or proposals of the type referred to in Item 4(a) through (j) of Schedule 13D. The Reporting Person retains the right to change his investment intent, to acquire additional shares of Common Stock from time to time (possibly including as compensation for services in his capacity as a director of New ITG) or to sell or otherwise dispose of all or part of the shares of Common Stock beneficially owned by him in any manner permitted by law.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

                  The Reporting Person beneficially owns 1,569,439 shares of New ITG Common Stock at May 6, 1999, representing approximately 5.1% of the outstanding class at that date. (Information as to the number of shares outstanding was furnished by New ITG.) The Reporting Person's beneficial ownership includes the following: 9,026 shares held as custodian for his children's accounts; 34,900 shares beneficially owned as a participant under a trusteed employee benefit plan of New Group, under which participants have sole voting power and no dispositive power over shares; and 298,008 shares beneficially owned as a participant under a trusteed employee benefit plan of New Group, under which participants have sole voting power and limited dispositive power over shares.

                  The number of shares of Common Stock as to which the Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is set forth on the cover page to this Schedule 13D, and such information is incorporated herein by reference.

                  The shares reported as beneficially owned by the Reporting Person exclude shares of New ITG Common Stock held by the Jefferies Group, Inc. Employee Stock Ownership Plan (the "ESOP"). Based on the number of shares of Old Group held by the ESOP at December 31, 1998, the ESOP would hold 2,074,165 shares of New ITG Common Stock, representing 6.7% of the currently outstanding class. The terms of the ESOP provide for the voting rights associated with shares held by the ESOP to be passed through and exercised exclusively by the participants in the ESOP to the extent that such securities are allocated to a participant's account. The ESOP and the Trustee of the ESOP (Wells Fargo Bank) may be deemed to have shared dispositive power over the shares held by the ESOP but no voting power. The Reporting Person is one of four members of a committee, appointed by the Board of Directors of New Group, which serves as the Plan Administrator of the ESOP. The Reporting Person disclaims beneficial ownership of the shares held by the ESOP, except to the extent of the shares allocated to his ESOP account as described above.

Item 6.           Contracts, Arrangements, Understandings or Relationships With
-------           -------------------------------------------------------------
                  Respect to the Securities of the Issuer.
                  ----------------------------------------
                  N/A

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

                  None





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                                                              Page 6 of 6 Pages

                                    SIGNATURE

                  The filing of this Schedule 13D and the disclosures herein shall not be deemed an admission that the Reporting Person has had an acquisition of beneficial ownership of shares or otherwise has become subject to an obligation to file a Schedule 13D relating to New ITG, and shall not be deemed an admission that the Reporting Person is the beneficial owner of shares of New ITG Common Stock for any purpose other than under Sections 13(d) and (g) of the Securities Exchange Act of 1934 and the rules thereunder.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date:             May 7, 1999

                                    Signature:    /s/ Frank E. Baxter